# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Super Group (SGHC) Ltd, CIK 0001878057
CUSIP: G8588X103
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Bordeaux Court, Les Echelons, St Peter Port, Guernsey (Y7), GY1 1AR
Date of event which requires filing of this statement: 08/07/2026
Amends the filing with accession number 0001104659-23-056566
Filed by CIK 0001954552
Persons authorized to receive notices and communications: Basil Bielich, Ground Floor, Dorchester House, Belmont Hill, Douglas, Isle of Man, United Kingdom (X0), IM1 4RE, 44 (0) 1624 777406

## Reporting persons
- Chivers Ltd (CIK 0001954552): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 94,448,113; sole dispositive power 0; shared dispositive power 86,749,884; aggregate amount beneficially owned 94,448,113 (18.6% of the class)
- Chivers Trust: type of reporting person: other (OO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 94,448,113; sole dispositive power 0; shared dispositive power 86,749,884; aggregate amount beneficially owned 94,448,113 (18.6% of the class)
- Waddle Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 94,448,113; sole dispositive power 0; shared dispositive power 86,749,884; aggregate amount beneficially owned 94,448,113 (18.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Super Group (SGHC) Ltd
Address of issuer's principal executive offices: Bordeaux Court, Les Echelons, St Peter Port, Guernsey (Y7), GY1 1AR
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (i) Chivers Limited ("Chivers"), (ii) Chivers Trust (the "Trust"), and (iii) Waddle Limited ("Waddle" and, with Chivers and the Trust, collectively, the "Reporting Persons"). Chivers is the direct holder of the securities of Super Group (SGHC) Limited (the "Issuer") reported herein. The Trust is the sole shareholder of Chivers and Waddle is the trustee of the Trust. Due to their relationships with Chivers, each of the Trust and Waddle may be deemed to share voting and investment power over securities of the Issuer directly held by Chivers. Exhibit 99.1 hereto sets forth the names and other required information regarding the directors of Chivers and Waddle, and such persons are referred to herein individually as a "Scheduled Person" and collectively as the "Scheduled Persons." Except as disclosed herein, none of the Scheduled Persons beneficially own any securities of the Issuer.
Residence or business address: The principal business office of the Reporting Persons is Ground Floor, Dorchester House, Belmont Hill, Douglas, Isle of Man, IM1 4RE.
Present principal occupation or employment: The principal business of the Reporting Persons is holding investments and lending. As noted above, the Trust is the sole shareholder of Chivers and Waddle is the trustee of the Trust.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Chivers, the Trust and Waddle were organized in the Isle of Man.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 7, 2026, Knutsson partially exercised the Call Option under the Option Agreement with respect to 15,000,000 Option Shares (the "August 2026 Exercise"). In accordance with the Option Agreement, the exercise price applicable to the August 2026 Exercise was $5.20 per Option Share. Knutsson has elected to settle the August 2026 Exercise through a net settlement alternative provided in the Option Agreement, pursuant to which Chivers will deliver to Knutsson total consideration of $139.5 million (the "Net Settlement Amount"), representing the difference between the aggregate exercise price and the value of the Option Shares, as determined in accordance with the Option Agreement. Knutsson and Chivers have agreed that Chivers will satisfy the Net Settlement Amount through the payment to Knutsson of $39.5 million in cash and the delivery to Knutsson of 7,698,229 Ordinary Shares (the "Settlement Shares"), which represents $100 million divided by the $12.99 closing trading price of the Ordinary Shares on August 6, 2026. The delivery of the Settlement Shares (the "Settlement") is expected to occur on or before December 7, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 94,448,113 Ordinary Shares of the Issuer, which represents approximately 18.6% of the Ordinary Shares outstanding, based on 508,200,000 ordinary shares issued and outstanding, as provided by the Issuer. The Ordinary Shares reported herein are directly held and beneficially owned by Chivers. Each of the Reporting Person may be deemed to beneficially own the Ordinary Shares directly held by Chivers due to their relationships with Chivers as described above in Item 2(a). Such information regarding the relationships among the Reporting Persons in Item 2(a) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover pages of this Schedule 13D for each of the Reporting Persons are incorporated herein by reference. Each of the Reporting Persons has the shared dispositive power over 86,749,884 Ordinary Shares and, until the Settlement, has the shared voting power over 94,448,113 Ordinary Shares. None of the Reporting Persons has sole voting or dispositive power over any Ordinary Shares.
Transactions in the class effected during the past sixty days: The information disclosed in Item 4 is hereby incorporated by reference. Other than as disclosed in Item 4, none of the Reporting Persons (nor any of the Scheduled Persons) has effected any transactions in the Issuer's Ordinary Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Merrick Wolman, is the beneficiary of the Trust, which Trust may have the right to receive dividends paid in respect of the Ordinary Shares held by Chivers to the extent that such dividends are ultimately paid up to the Trust. He may ultimately receive any proceeds from the sale of the Ordinary Shares beneficially owned by the Trust, in the sole discretion of the trustee of the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information included in Item 4 hereof is hereby incorporated by reference herein.

Prior to Settlement, Chivers retains the power to vote the Settlement Shares, and after the Settlement Knutsson will have the power to vote such shares. After giving effect to the August 2026 Exercise, the Call Option and Put Option remain in effect with respect to an aggregate of 45,000,000 Option Shares in accordance with the terms of the Option Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Directors of Certain Reporting Persons.

## Signatures
- Chivers Ltd: /s/ Basil Bielich, Basil Bielich / Director (08/11/2026)
- Chivers Trust: /s/ Basil Bielich, Basil Beilich / Director (08/11/2026)
- Waddle Limited: /s/ Basil Bielich, Basil Bielich / Director (08/11/2026)